[E*TRADE Letterhead]

May 25, 2006

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

Mr. Amit Pande, Assistant Chief Accountant

Mr. Dave Irving, Staff Accountant

Mail Stop 4561

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2005, File No. 1-11921

Dear Messrs. Pande and Irving:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert J. Simmons of E*TRADE Financial Corporation (the “Company”) in the letter dated April 27, 2006 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2005.

Set forth below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter. Page references in the Company’s responses below correspond to the page numbers in the Form 10-K.

Item 1A. Risk Factors

Risks Relating to the Regulation of Our Business, page 10

1.	We note that you are a savings and loan holding company and that a majority of your revenues appear to be generated from lending and deposit activities. Please tell us how you determined that your presented consolidated financial statements comply with the reporting requirements of Article 9 of Regulation S-X considering the guidance in SAB Topic 11.K.

We are a financial services company with broker-dealer and other securities subsidiaries as well as E*TRADE Bank, a federal savings bank subsidiary, and other subsidiaries engaged in lending and deposit activities. At the parent company level, the investment in E*TRADE Bank represents 28% of assets. The majority of our consolidated revenue as of December 31, 2005 was generated by our broker-dealer and other securities subsidiaries, rather than by E*Trade Bank. Revenue attributable to E*Trade Bank and its subsidiaries was 42% of total revenue. E*TRADE Bank revenue has increased as a percentage of our total revenue, since we completed our acquisition of the entity in 2000 and will likely continue to grow as a percentage of total revenue.

SAB Topic 11.K. states, “No specific guidance as to the form and content of financial statements or supplemental disclosures has been promulgated for registrants which are not bank holding companies but which are engaged in similar lending and deposit activities.” Since a portion of our revenues are derived from lending and deposit activities, we regularly review the extent to which it would be relevant and material to our operations to provide information specified in, or comparable to, the data required of bank holding companies by Article 9 or Guide 3 as required by SAB Topic 11.K. As a result of these reviews, we provide in our Annual Report on Form 10-K all information required of bank holding companies by Guide 3 at the subsidiary federal savings bank holding company level, except to the extent that such information would be immaterial to our operations. For example, disclosures related to foreign outstandings are not included in our Form 10-K, since our foreign outstandings are less than 1% of total assets for any individual country.

With regard to Article 9, we disclose all required information, unless immaterial to our operations. Our balance sheet disclosures do not include interest-bearing deposits in other banks and federal funds sold and securities purchased under resale agreements or similar arrangements, as each item is less than 1% of total assets. With regard to the income statement requirements under Article 9, while we do not follow the form outlined in Article 9, we provide either on the face of the income statement or elsewhere within the Form 10-K all material information required. Immaterial information not provided includes the net cost of operation of other real estate, as this expense is less than 1% of total interest income and other income. In addition, we provide both items from Article 9 that are specifically mentioned in SAB Topic 11.K – namely, a net interest income presentation at the subsidiary bank holding company level and the aggregate market value of investment securities – on the face of our income statement and balance sheet.

In our Form 10-Q for the period ended March 31, 2006, we revised our income statement and balance sheet presentations. Our income statement was re-ordered within the revenue section by placing interest income first and non-interest income second. Remaining bank/brokerage lines within our expense presentation were also eliminated by consolidating brokerage clearing and bank loan servicing expenses into a new category “Clearing and servicing.” The aforementioned changes demonstrate how we continue to evaluate our changing business and update our disclosures as necessary.

Item 8. Financial Statements and Supplemental Data

Note 1 — Summary of Significant Accounting Policies, page 74

Mandatory Convertible Debt, page 78

2.	We note your disclosure of the criterion you considered in determining that the stock purchase contracts be classified as equity. With respect to the 6 1/4% Mandatory Convertible Notes Due November 2018 disclosed on page 110, please tell us how you considered each of these criteria in accounting for the attached purchase contracts specifying the relevant portions of the accounting literature considered. Additionally, identify the other relevant technical requirements that you considered in addition to the stated criterion.

Background

We issued mandatorily convertible notes that contained a purchase contract and a 6 1/4 % senior note. Each purchase contract obligates the holder to purchase, and us to sell, at a purchase price of $25 in cash, a variable number of shares of our common stock.

The relevant accounting literature that we evaluated included:

•	APB Opinion No. 14, Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants,

•	SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“SFAS No. 150”),

•	EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF No. 00-19”), and

•	SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended.

Based on our analysis, we determined that the value of the stock purchase contract should be included in equity and the senior notes should be included in liabilities. We allocated the proceeds of the debt issuance using the relative fair values of the purchase contract and the senior notes which were determined by comparing the standalone debt rate and the coupon rate on the debt issuance.

APB Opinion No. 14

Under APB Opinion No. 14, we determined that each 6 1/4% Mandatory Convertible Note Due November 2018 contains two separate freestanding financial instruments, the senior note and a purchase contract, which should be accounted for consistent with the detachable warrant guidance outlined below. APB Opinion No. 14 paragraph 16 states, “the Board is of the opinion that the portion of the proceeds of debt securities issued with detachable stock purchase warrants which is allocable to the warrants should be accounted for as paid-in capital. The allocation should be based on the relative fair values of the two securities at time of issuance. Any resulting discount or premium on the debt securities should be accounted for as such. The same accounting treatment applies to issues of debt securities (issued with detachable warrants) which may be surrendered in settlement of the exercise price of the warrant. However, when stock purchase warrants are not detachable from the debt and the debt security must be surrendered in order to exercise the warrant, the two securities taken together are substantially equivalent to convertible debt and the accounting specified in paragraph 12 should apply.” Since our purchase contract and senior notes have different maturity dates and the purchase contract may be traded or exercised separately without affecting the senior notes, the two securities should be considered two separate freestanding financial instruments.

SFAS No. 150

Under SFAS No. 150, we determined that the purchase contract meets the definition of a freestanding financial instrument1, since the purchase contract is legally detachable and separately exercisable. As a freestanding instrument, the purchase contract does not meet the criteria outlined in paragraph 11 of SFAS 150 requiring it to be classified as a liability.

Under SFAS No. 150, the forward purchase contract should be classified as a liability if certain characteristics outlined in paragraph 12 are present. SFAS No. 150 paragraph 12 states that “equity shares shall be classified as a liability… if, at inception, the monetary value of the obligation is based solely or predominately on any one of the following” criteria outlined below:

SFAS No. 150 requirements	Conclusion/how we applied
A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares). SFAS 150, ¶ 12a	The number of shares issued under the purchase contract will depend on the stock price within a range of $18 to $21.816 per share. Once the stock price is outside this range, the number of shares issued will not vary. We determined that there is a 13% probability that our stock price will be within the relevant range. This probability was determined using a

[1]	SFAS 150, Appendix D

SFAS No. 150 requirements	Conclusion/how we applied
Black-Scholes-Merton model. Based on the foregoing, we concluded that our purchase contract will not be settled for a fixed monetary amount known at inception.

Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares). SFAS 150, ¶ 12b	The purchase contract is settled based on the fair value of our stock, so it does not meet this criterion for liability classification.

Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled). SFAS 150, ¶ 12c	The monetary value of our obligation under the purchase contract does not vary inversely with changes in the fair value of our shares.

Consistent with the above discussion, our stock purchase contract is classified in equity since (as stated on page 78 of our Form 10-K):

•	the obligation settlement amount is not based on a fixed monetary amount known at inception and

•	the stock purchase commitment is based on the fair value of the issuer’s equity shares.

Under EITF 00-19

We analyzed the requirements of EITF 00-19 with particular attention to contract language that may require us to net-cash settle the purchase contract. Under the guidance in EITF 00-19, a freestanding financial instrument indexed to the issuers own equity shares2 may be classified within shareholders equity if such contract requires physical or net-share settlement or if the contract provides the issuer the choice of net-cash settlement or settlement in its own shares. EITF 00-19 paragraph 12 states:

“Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash…”

[2]	Based on an evaluation of the provisions of EITF 01-6, The Meaning of “Indexed to a Company’s Own Stock”, we believe that the purchase contract is considered indexed to our own stock within the meaning of EITF 00-19 and paragraph 11(a) of Statement 133 as the contingency provisions of the purchase contract are based solely on the passage of time and that the ultimate settlement amount is based solely on our stock.

EITF 00-19 outlines conditions which must be met in order for a contract to be classified as a component of stockholders’ equity. Below is a summary of each of the conditions required under EITF 00-19, as well as how we determined whether the condition is met by the note offering:

EITF 00-19 requirement	Conclusion/how we applied
The contract permits the company to settle in unregistered shares. The events or actions necessary to deliver registered shares are not controlled by the company and, therefore, except under the circumstances described in paragraph 18 below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. EITF 00-19 ¶ 14	The notes offering permits the Company to settle the purchase contract with unregistered shares.

If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. EITF 00-19 ¶ 19	Under the terms of the notes, we would be required to issue a maximum of 25 million shares at the settlement date in November 2008.[3] As of September 30, 2005, we had authorized and unissued shares of 227 million available to settle our expected share commitments of 126 million over the next three years including the maximum 25 million shares related to our purchase contract. Based on the substantial number of non-committed shares as of November 2005, we believe a sufficient number of authorized and unissued shares will be available to settle all share commitments over the expected purchase contract term. We continue to monitor our available unissued shares to ensure that in the event that we do not

[3]	If the stock price falls below Reference Price of $18.00/share at settlement, we are required to deliver 1.3889 shares for each unit (18 million units x 1.3889 shares = 25 million shares).

EITF 00-19 requirement	Conclusion/how we applied
have sufficient shares available to settle the purchase contract issuance obligation, we will re-evaluate the balance sheet classification of the purchase contract under EITF 00-19.

The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability. EITF 00-19 ¶ 25	Under the terms of the purchase contract, we are not required to make cash payments to the purchase contract holders if we fail to make timely filings with the SEC.

If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. EITF 00-19 ¶ 26	There are no “top-off” or “make-whole” provisions in the purchase contract.

Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. EITF 00-19 ¶ 27

Except as set forth below, there are no events that are not within our control that would require net-cash settlement. The only provision contemplating any form of net cash settlement is the following:

“In the event of certain consolidations, mergers, sales or transfers of assets, share exchanges or other reorganization events, pursuant to which our Common Stock is converted into the right to receive other securities, cash or property, each holder…will receive on the purchase contract settlement date or any merger early settlement date, in lieu of shares of Common Stock, the kind and amount of securities, cash or property receivable upon any such transaction by the holder of one

EITF 00-19 requirement	Conclusion/how we applied

share of Common Stock, multiplied by the applicable settlement rate.” [4]

The above note offering language constitutes the only circumstance of net cash settlement, and under those circumstances, all other holders of the Company’s Common Stock, would also receive cash.

... to be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. EITF 00-19 ¶ 29	The notes offering does not provide a counterparty any creditor’s rights other than those of all other holders of our Common Stock. No additional default or priority rights have been granted to the notes holders. Given that the rights of the notes holders are no better than those of our common stockholders, this condition for stockholders’ equity classification is appropriately met.

A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract. EITF 00-19 ¶ 32	We do not have any obligation to post collateral to the purchase contract holders.

Based on the analysis of the required conditions under EITF 00-19 outlined above, we believe (as stated on page 78 of our Form 10-K) for the reasons stated below that the purchase contract should be classified as a component of stockholders’ equity:

•	the Company could not be required to net cash settle the stock purchase contract,

•	the Company has sufficient authorized and unissued shares available to settle the stock purchase contract, and

•	there is an explicit limit on the number of shares of common stock required to be delivered under the stock purchase contract.

[4]	Equity Units prospectus supplement S-40.

SFAS No. 133

The purchase contract is considered a freestanding financial instrument under APB Opinion 14, thus we were required to determine whether the purchase contract is required to be accounted for under SFAS No. 133. Under the terms of the purchase contract, we are required to issue common stock to all purchase contract holders in November 2008. Therefore, we considered whether the contract qualifies for the scope exception in paragraph 11(a) of SFAS No. 133. Under paragraph 11(a) of SFAS No. 133, if the following criteria are met, the derivative is not accounted for under SFAS No. 133. Paragraph 11(a) states:

(1)	The contract issued or held by the reporting entity is indexed to its own stock, and

(2)	The contract issued or held is classified in stockholders’ equity in its statement of financial position.

Based on the terms of the purchase contract, we are obligated to issue a variable number of shares at settlement date. The number of shares to be issued is solely indexed to our stock price just prior to the settlement date. No other external factors or indices are taken into account in determining the settlement ratio.5 Based on this, we determined that the purchase contract meets the first criterion of SFAS No. 133, paragraph 11(a). Additionally, we determined under APB Opinion No. 14, SFAS No. 150 and EITF 00-19, as described above, that the purchase contract should be included in stockholders’ equity and therefore we meet the second criterion of SFAS No. 133, paragraph 11(a). As we concluded that we met both requirements of paragraph 11(a), we concluded that the purchase contract was not in the scope of SFAS 133.

Other Relevant Technical Literature

Other relevant technical literature reviewed, in conjunction with our earnings per share calculation, included SFAS No. 128, Earnings per Share (“SFAS No. 128”) and EITF 03-6, Participating Securities (“EITF 03-6”) and the Two-Class Method under SFAS No. 128. SFAS No. 128 states that “the capital structures of some entities include: (a) securities that may participate in dividends with common stocks according to a predetermined formula…(b) a class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.” 6 In these circumstances, the two-class stock method of computing earnings per share under paragraph 61 of SFAS No. 128 is required.

Under EITF 03-6, “The Task Force reached a consensus…that, for purposes of applying…Statement 128, a participating security is a security that may participate in

[5]	See footnote 2 for additional references to EITF 01-6
[6]	SFAS No. 128, paragraph 60 (a)-(b).

undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend – that is, any form or participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.”7 EITF 03-6 also discusses the treatment of standard forward or option contracts as participating securities, it does not discuss whether variable share forwards (“VSF”) should be considered participating securities under EITF 03-6. Our stock purchase contract is a VSF that has different outcomes depending on the price of our common stock at the settlement date. The variability in the variable share forward (purchase contract) comes when our stock price at settlement date is between the Reference Price and the Threshold Appreciation Price; when the price is between these two amounts, the purchase contract holder neither benefits nor loses as the price of our stock changes. For example, if the stock price at settlement date is under the Reference Price, the holder receives 1.3889 shares of stock for the $25 unit price and if the stock price at settlement date is over the Threshold Appreciation Price, the holder receives 1.1459 shares of stock for the $25 unit price. Under both of these scenarios, the purchase contract holder is exposed to losses or benefits from changes in our stock price.

The key to analyzing our VSF (purchase contract) to determine if it is a participating security under EITF 03-6 depends on whether the payment of dividends will affect the value or number of shares to be issued on settlement date. Under our VSF, the holder is not directly affected by the payment of dividends if the stock price is between the Reference Price and the Threshold Appreciation Price. We determined that the probability that our stock will have a market price between the Reference Price and the Threshold Appreciation Price at the settlement date is 13%. We believe that a 13% probability percentage qualifies as more than remote under SFAS No. 5. Therefore, the purchase contract is not considered a participating security under EITF 03-6 because there is a greater than remote chance that the VSF will settle between the Reference Price and the Threshold Appreciation Price. Based on this determination, the purchase contract does not require the application of the two-class stock method under SFAS No. 128 and we will continue to calculate all earnings per share for basic and dilutive purposes using one class of common stock. Additionally, the dilutive effect of the purchase contract will be taken into account in our weighted average share calculation using the treasury stock method.8

Note 3 — Discontinued Operations, page 84

Consumer Finance Corporation, page 85

3.	We note that you will continue to have significant cost-generating activities in the disposed servicing business of Consumer Finance Corporation and that you recognized a pre-tax gain of $35.5 million on its sale. Please clarify your accounting for these cost-generating activities and tell us if you recognized a

[7]	EITF 03-6, paragraph 8.
[8]	SFAS No. 128, paragraph 17

servicing liability upon the sale of the servicing business, specifying the authoritative accounting literature upon which you rely.

We sold the origination and servicing business of Consumer Finance Corporation to General Electric (“GE”). As part of this sale, we sold GE both the loan servicing rights and the servicing platform associated with Consumer Financing Corporation. Our gain resulted primarily from the value in our servicing platform and the origination channel. The servicing rights component of the sale was not material.

We entered into a servicing agreement with GE in connection with this transaction. This agreement provides for monthly servicing payments to be paid to GE at an annualized rate of 50 basis points, a level that we believe to be adequate compensation for the types of loans serviced. Adequate compensation is defined as the amount of contractually specified servicing fees and other benefits of servicing that are demanded by the marketplace to perform the specific type of servicing.9 We recognize the 50 basis points paid to GE in connection with the sub-servicing agreement on a monthly basis in the “Servicing and other banking expense” line item on our income statement. We record servicing fees paid to all of our servicers and sub-servicers including GE in this category. Note that these fees will be included in Clearing and servicing expense beginning with the Form 10-Q filed for March 31, 2006 due to our income statement re-alignment.

Under paragraph 42 of FAS 140 and EITF 03-13, we concluded these payments represent significant continuing involvement in the servicing business and therefore that this business should not be reported as a discontinued operation. We specifically reviewed Example 6 of EITF 03-13 which describes a company that sold the manufacturing piece of its business and then entered into an agreement with the purchaser to provide those same services back to the seller. EITF 03-13 indicates that if those costs are considered significant in proportion to the disposed component, the seller should not report the disposed component as a discontinued operation. We entered into an agreement with GE to provide the same services back to us that we sold to them. The 50 basis points paid to GE is in excess of the costs previously incurred by the company to service the loans ourselves, a level which we considered significant. Therefore, we did not classify the servicing component as a discontinued operation.

In conjunction with the sale of Consumer Finance Corporation to GE, we did not record a servicing liability. We determined the appropriate accounting by reviewing the guidance in EITF 95-5, Determination of What Risks and Rewards, If Any, Can Be Retained and Whether Any Unresolved Contingencies May Exist in a Sale of Mortgage Loan Servicing Rights (“EITF 95-5”). Under EITF 95-5, “if a sale is recognized and minor protection provisions exist, a liability should be accrued for the estimated obligation associated with those provisions.” Our servicing rights sale did not include provisions to the buyer (GE) related to prepayments and unresolved contingencies. We recorded no servicing liability, since servicing payments to GE are at market prices.

[9]	SFAS 140, par. 364

Note 12 — Accounting for Derivative Financial Instruments and Hedging Activities, page 101

4.	For each type of hedging relationship, for the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

•	the nature and terms of the hedged item or transaction;

•	the nature and terms of the derivative instruments;

•	the specific documented risk being hedged;

•	the type of SFAS 133 hedge (fair value, cash flow, etc.); and

•	the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

The charts below outline our hedging relationships and provide related accounting references to paragraphs 20, 21, 28 and 29 of SFAS 133. The charts are divided by hedge type and derivative instrument.

Fair Value hedges using pay-fixed receive-floating interest rate swaps

	Mortgage-backed Securities	Investment Securities
Nature and Terms of the Hedged Item	We are hedging fixed-rate, non-callable mortgage backed securities (“MBS”).	We are hedging fixed-rate callable municipal bonds and fixed-rate callable and non-callable corporate bonds.

Nature and Terms of the Derivative	Pay-fixed receive-LIBOR floating non-callable interest rate swaps are used to hedge the items described above.	Pay-fixed receive-LIBOR floating callable and non-callable interest rate swaps are used to hedge the items described above.

Risk Hedged Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶20a	We are hedging the risk of changes in the fair value of the MBS resulting from changes in the LIBOR benchmark interest rate. Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (interest rate swap), the hedged item (fixed-rate non-callable MBS), the hedge classification or relationship (fair value hedge of MBS), risk management objective and hedge strategy (to hedge risks associated with changes in the fair value of the MBS resulting from changes in the LIBOR benchmark interest rate).	We are hedging the risk of changes in the fair value of the investment securities, generally municipal and corporate bonds, resulting from changes in the LIBOR benchmark interest rate. Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (interest rate swap), the hedged item (fixed-rate callable and non-callable investment securities), the hedge classification or relationship (fair value hedge of the investment security), risk management objective and hedge strategy (to hedge risks associated

	Mortgage-backed Securities	Investment Securities
with changes in the fair value of the investment security resulting from changes in the LIBOR benchmark interest rate).

Documentation—At inception of the hedge, formal documentation must be prepared, to document how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. SFAS 133, ¶20a	Standard hedge documentation includes a hedge designation ticket that documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.	Standard hedge documentation includes a hedge designation ticket that documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.

Documentation—An entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment. SFAS 133, ¶20a(1)	The hedged item is not a firm commitment.	The hedged item is not a firm commitment.

Documentation—An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness. SFAS 133, ¶20a(2)	Not applicable.	Not applicable.

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶20b	The assessment of effectiveness at inception of the hedge relationship and on an ongoing basis is documented monthly using the period by period dollar-offset method. We anticipate that this hedge will be highly effective.	The assessment of effectiveness at inception of the hedge relationship and on an ongoing basis is documented monthly using the period by period dollar-offset method. We anticipate that this hedge will be highly effective.

Written Option —If a written option is designated as hedging a recognized asset or liability. SFAS 133, ¶20c	Not applicable. The derivative is not a written option.	Not applicable. The derivative is not a written option.

Designation—The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability... SFAS 133, ¶21a	The hedge documentation includes both a description of the hedged item and the amount of the hedged item.	The hedge documentation includes both a description of the hedged item and the amount of the hedged item.

	Mortgage-backed Securities	Investment Securities
Risk—The hedged item presents an exposure to risk in fair value attributable to the hedged risk that could affect reported earnings. SFAS 133, ¶21b	For this type of asset, we are hedging changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate. The change in fair value could impact earnings if the MBS is sold.	For this type of transaction, we are hedging changes in the fair value of investment securities due to changes in the LIBOR benchmark interest rate. The change in fair value could impact earnings if the investment is sold.

Remeasurement—The hedged item is not: 1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings; 2) a commitment; or 3) an equity instrument. SFAS 133, ¶21c	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.

Designated Risk of Debt Security—If the hedge item is a debt security, classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. SFAS 133, ¶21d	Not applicable, the hedged item is classified as available-for-sale under SFAS No. 115.	Not applicable, the hedged item is classified as available-for-sale under SFAS No. 115.

Nonfinancial Assets/Liabilities—If the hedged item is a nonfinancial asset or liability, the designated risk being hedged is the risk of changes in the fair value of the entire asset/liability being hedged. SFAS 133, ¶21e	Not applicable, since the hedged item is a financial instrument.	Not applicable, since the hedged item is a financial instrument.

Financial Assets—If the hedged asset is a financial asset... the designated risk being hedged is the risk of... changes in its fair value attributable to changes in the designated benchmark (referred to as interest rate risk)... SFAS 133, ¶21f	Mortgage-backed securities are financial assets. The risk hedged is changes in fair value due to changes in the LIBOR benchmark interest rate.	Investment securities are financial assets. The risk hedged is changes in fair value due to changes in the LIBOR benchmark interest rate.

Fair Value hedges using receive-fixed pay-floating interest rate swaps

	Certificates of Deposit	Callable Certificates of Deposit
Nature and Terms of the Hedged Item	We are hedging fixed-rate non-callable certificates of deposit (“CD”).	We are hedging fixed-rate callable CD.

Nature and Terms of the Derivative	Receive-fixed pay-floating non-callable interest rate swaps are used to hedge the item above.	Receive-fixed pay-floating callable mirror interest rate swaps are used to hedge the item above.

Risk Being Hedged Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶20a	We are hedging the risk of changes in fair value of the CD resulting from changes in the LIBOR benchmark interest rate. Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (interest rate swap), the hedged item (fixed-rate CD), the hedge classification or relationship (fair value hedge of fixed-rate CD), risk management objective and hedge strategy (to hedge risks associated with changes in the fair value of the CD resulting from changes in the LIBOR benchmark interest rate).	We are hedging the risk of changes in fair value of the callable CD resulting from changes in the LIBOR benchmark interest rate. Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (callable mirror interest rate swap), the hedged item (fixed-rate callable CD), the hedge classification or relationship (fair value hedge of fixed-rate callable CDs), risk management objective and hedge strategy (to hedge risks associated with changes in the fair value of the callable CD resulting from changes in the LIBOR benchmark interest rate).

Documentation—At inception of the hedge, formal documentation must be prepared, to document how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. SFAS 133, ¶20a	Standard hedge documentation includes a hedge designation ticket which documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.	Standard hedge documentation includes a hedge designation ticket which documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.

Documentation—An entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment. SFAS 133, ¶20a(1)	The hedged item is not a firm commitment.	The hedged item is not a firm commitment.

Documentation—An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness. SFAS 133, ¶20a(2)	Not applicable.	Not applicable.

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶20b	The assessment of effectiveness at inception of the hedge relationship and on an ongoing basis is documented monthly using the period by period dollar-offset method. We anticipate that this hedge will be highly effective.	The interest rate swap is a mirror image of the callable CD and qualifies for the short-cut treatment; therefore, there will be no ineffectiveness (see our response to comment 5 below).

Written Option —If a written option is designated as hedging a recognized asset or liability. SFAS 133, ¶20c	Not applicable. The derivative does not contain a written option.	Not applicable. The derivative does not contain a written option.

	Certificates of Deposit	Callable Certificates of Deposit
Designation—The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability... SFAS 133, ¶21a	The hedged item is specifically identified as a CD or a percentage of a CD.	The hedged item is specifically identified as all of a callable CD.

Risk—The hedged item presents an exposure to risk in fair value attributable to the hedged risk that could affect reported earnings. SFAS 133, ¶21b	The hedged risk is changes in the fair value of the CD due to changes in the LIBOR benchmark interest rate. The hedged item could impact earnings if the CD is sold.	The hedged risk is changes in the fair value of the callable CD due to changes in the LIBOR benchmark interest rate. The hedged item could impact earnings if the CD is sold.

Remeasurement—The hedged item is not: 1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings; 2) a commitment; or 3) an equity instrument. SFAS 133, ¶21c	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.

Designated Risk of Debt Security—If the hedge item is a debt security, classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. SFAS 133, ¶21d	Not applicable. The hedged item is not a held-to-maturity debt security.	Not applicable. The hedged item is not a held-to-maturity debt security.

Nonfinancial Assets/Liabilities—If the hedged item is a nonfinancial asset or liability, the designated risk being hedged is the risk of changes in the fair value of the entire asset/liability being hedged. SFAS 133, ¶21e	Not applicable. The hedged item is a financial instrument.	Not applicable. The hedged item is a financial instrument.

Financial Assets—If the hedged asset is a financial asset... the designated risk being hedged is the risk of... changes in its fair value attributable to changes in the designated benchmark (referred to as interest rate risk)...SFAS 133, ¶21f	The CD is a financial liability. The risk hedged is changes in fair value due to changes in the LIBOR benchmark interest rate.	The callable CD is a financial liability. The risk hedged is changes in fair value due to changes in the LIBOR benchmark interest rate.

Fair Value hedges using receive-fixed pay-floating interest rate swaps and using interest rate forward-starting swaps

	Receive-fixed pay-floating Swaps FHLB Advances	Forward-starting Swaps Mortgage-backed Securities
Nature and Terms of the Hedged Item	We are hedging fixed-rate non-callable FHLB Advances.	We are hedging fixed-rate, non-callable mortgage backed securities with the derivative described below.

Nature and Terms of the Derivative	Receive-fixed pay-floating non-callable interest rate swaps are used to hedge the item above.	Forward-starting pay-fixed receive-floating interest rate non-callable swaps are used to hedge the item described above.

Risk Being Hedged / Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶20a	We are hedging the interest rate risk associated with changes in fair value of the debt resulting from changes in the LIBOR benchmark interest rate. Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (swap), the hedged item, the hedge classification or relationship (fair value hedge of fixed-rate FHLB advances), risk management objective and hedge strategy (to hedge risks associated with changes in the fair value of the debt resulting from changes in the LIBOR benchmark interest rate).	Standard hedge documentation includes a hedge designation ticket which includes the type and description of the derivative (swap), the hedged item, the hedge classification or relationship (fair value hedge of fixed-rate mortgage-backed securities), risk management objective and hedge strategy (to hedge risks associated with changes in the fair value of the MBS resulting from changes in the LIBOR benchmark interest rate).

Documentation—At inception of the hedge, formal documentation must be prepared, documenting the plans for documenting effectiveness. SFAS 133, ¶20a	Standard hedge documentation includes a hedge designation ticket which documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.	Standard hedge documentation includes a hedge designation ticket which documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.

Documentation—An entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment. SFAS 133, ¶20a(1)	The hedged item is not a firm commitment.	The hedged item is not a firm commitment.

Documentation—An entity’s defined risk management strategy	Not applicable.	Not applicable.

	Receive-fixed pay-floating Swaps FHLB Advances	Forward-starting Swaps Mortgage-backed Securities
for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness. SFAS 133, ¶20a(2)

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶20b	This hedge qualifies for the short-cut treatment; therefore, there will be no ineffectiveness (see our response to your comment 5 below).	The assessment of effectiveness at inception and on an ongoing basis is documented monthly using the period by period dollar-offset method.

Written Option—If a written option is designated as hedging a recognized asset or liability. SFAS 133, ¶20c	Not applicable. The derivative is not a written option.	Not applicable. The derivative is not a written option.

Designation—The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability... SFAS 133, ¶21a	The hedged item is specifically identified as all of the FHLB advance.	The hedged item is specifically identified as all or a specific percentage of a MBS.

Risk—The hedge item presents an exposure to risk in fair value attributable to the hedged risk that could affect reported earnings. SFAS 133, ¶21b	The hedged risk is changes in the fair value of a FHLB advance due to changes in the LIBOR benchmark interest rate. The hedged item could affect reported earnings when settled.	The hedged risk is changes in the fair value of our mortgage-backed securities due to changes in the LIBOR benchmark interest rate. The hedged item could affect reported earnings when sold.

Remeasurement—The hedged item is not: 1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings; 2) a commitment; or 3) an equity instrument. SFAS 133, ¶21c	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.

Designated Risk of Debt Security—If the hedge item is a debt security, classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. SFAS 133, ¶21d	Not applicable. The hedged item is not a debt security classified in held-to-maturity.	Not applicable. The hedged item is classified as available-for-sale under SFAS 115.

	Receive-fixed pay-floating Swaps FHLB Advances	Forward-starting Swaps Mortgage-backed Securities
Nonfinancial Assets/Liabilities—If the hedged item is a nonfinancial asset or liability, the designated risk being hedged is the risk of changes in the fair value of the entire asset/liability being hedged. SFAS 133, ¶21e	Not applicable. The hedged item is a financial instrument.	Not applicable. The hedged item is a financial instrument.

Financial Assets—If the hedged asset is a financial asset... the designated risk being hedged is the risk of... changes in its fair value attributable to changes in the designated benchmark (referred to as interest rate risk)...SFAS 133, ¶21 f	The FHLB advance is a financial liability. The risk being hedged is changes in fair value due to changes in the LIBOR benchmark interest rate.	The hedged risk is changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate.

Fair Value hedges using purchased interest rate options and swaptions:

	Purchased interest rate options Caps & Floors Mortgage-backed Securities	Purchased interest rate options Swaptions Mortgage-backed Securities
Nature and Terms of the Hedged Item	We hedge fixed-rate, non-callable mortgage backed securities (“MBS”) with the derivative described below.	We hedge fixed-rate, non-callable mortgage backed securities with the derivative described below.

Nature and Terms of the Derivative	Purchased interest rate caps and/or floors are used to hedge the item above.	Purchased interest rate swaptions are used to hedge the item above. The swaptions are pay-fixed receive-floating.

Risk Hedged / Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶20a	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (cap or floor), the hedged item (fixed-rate, non-callable MBS), the hedge classification or relationship (fair value hedge of fixed-rate MBS), risk management objective and hedge strategy (changes in the fair value of the MBS resulting from changes in the LIBOR benchmark interest rate).	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (swaption), the hedged item (fixed-rate, non-callable MBS), the hedge classification or relationship (fair value hedge of fixed-rate MBS), risk management objective and hedge strategy (changes in the fair value of the MBS resulting from changes in the LIBOR benchmark interest rate).

Documentation—At inception of the hedge, formal documentation must be prepared, to document how the hedging instrument’s	Standard hedge documentation included a hedge designation ticket that documents the hedging instrument’s effectiveness in	Standard hedge documentation included a hedge designation ticket that documents the hedging instrument’s effectiveness in

	Purchased interest rate options Caps & Floors Mortgage-backed Securities	Purchased interest rate options Swaptions Mortgage-backed Securities
effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk will be assessed. SFAS 133, ¶20a	offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.	offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is assessed and how we measure ineffectiveness.

Documentation—An entity’s formal documentation at the inception of the hedge must include a reasonable method for recognizing in earnings the asset or liability representing the gain or loss on the hedged firm commitment. SFAS 133, ¶20a(1)	The hedged item is not a firm commitment.	The hedged item is not a firm commitment.

Documentation—An entity’s defined risk management strategy for a particular hedging relationship may exclude certain components of a specific hedging derivative’s change in fair value, such as time value, from the assessment of hedge effectiveness. SFAS 133, ¶20a(2)	Not applicable.	Not applicable.

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶20b	The assessment of effectiveness at inception of the hedge relationship and on an ongoing basis is documented monthly using the period by period dollar-offset method.	The assessment of effectiveness at inception of the hedge relationship and on an ongoing basis is documented monthly using the period by period dollar-offset method.

Written Option —If a written option is designated as hedging a recognized asset or liability. SFAS 133, ¶20c	Not applicable. The derivative is not a written option.	Not applicable. The derivative is not a written option.

Designation—The hedged item is specifically identified as either all or a specific portion of a recognized asset or liability... SFAS 133, ¶21a	The hedged item is specifically identified as all or a percentage of a MBS.	The hedged item is specifically identified as all or a percentage of a MBS.

Risk—The hedged item presents an exposure to risk in fair value attributable to the hedged risk that could affect reported earnings. SFAS 133, ¶21b	The hedged risk is changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate. The hedged item could impact earnings if sold.	The hedged risk is changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate. The hedged item could impact earnings if sold.

Remeasurement—The hedged item is not: 1) an asset or liability that is remeasured with the changes in fair value attributable to the hedged risk reported currently in earnings; 2) a commitment; or 3) an equity instrument. SFAS 133, ¶21c	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.	The hedged item is not one of the prohibited hedged items listed in paragraph 21c.

Designated Risk of Debt Security—If the hedge item is a debt security, classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. SFAS 133, ¶21d	Not applicable. The hedged item is not a held-to-maturity debt security.	Not applicable. The hedged item is not a held-to-maturity debt security.

	Purchased interest rate options Caps & Floors Mortgage-backed Securities	Purchased interest rate options Swaptions Mortgage-backed Securities
Nonfinancial Assets/Liabilities—If the hedged item is a nonfinancial asset or liability, the designated risk being hedged is the risk of changes in the fair value of the entire asset/liability being hedged. SFAS 133, ¶21e	Not applicable. The hedged item is a financial instrument.	Not applicable. The hedged item is a financial instrument.

Financial Assets—If the hedged asset is a financial asset... the designated risk being hedged is the risk of... changes in its fair value attributable to changes in the designated benchmark (referred to as interest rate risk)...SFAS 133, ¶21 f	The hedged risk is changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate.	The hedged risk is changes in the fair value of mortgage-backed securities due to changes in the LIBOR benchmark interest rate.

Cash flow hedges using pay-fixed receive-floating swaps and forward starting swaps

	Pay-fixed receive-floating Swaps Repurchase agreement & FHLB Advances	Forward starting Swaps Repurchase agreements & FHLB Advances
Nature and Terms of the Hedged Item	We hedge variable-rate, non-callable repurchase agreements with the derivative described below.	We hedge fixed-rate forecasted issuances of repurchase agreements and FHLB advances with the derivative described below.

Nature and Terms of the Derivative	Pay-fixed receive-floating non-callable swaps are used to hedge the item above.	Purchased forward starting non-callable swaps are used to hedge the items above. The forward starting swaps are pay-fixed receive-floating.

Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶28a	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (swap), the hedged item (variable-rate, non-callable repurchase agreements), the hedge classification or relationship (cash flow hedge of variable-rate repurchase agreements), risk management objective and hedge strategy (changes in the cash flows due to the LIBOR	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (purchased forward starting swap), the hedged item (forecasted issuances of repurchase agreements and FHLB advances), the hedge classification or relationship (cash flow hedge of fixed-rate forecasted repurchase agreements and FHLB advances), risk management objective and

	Pay-fixed receive-floating Swaps Repurchase agreement & FHLB Advances	Forward starting Swaps Repurchase agreements & FHLB Advances
	benchmark rate related to outstanding variable-rate debt).	hedge strategy (changes in the cash flows due to the LIBOR benchmark rate related to future issuances of debt).

Documentation—At inception of the hedge, formal documentation must be prepared regarding how the hedging instrument’s effectiveness will be assessed with respect to hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk. SFAS 133, ¶28a	Standard hedge documentation included a hedge designation ticket that documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk is assessed and how we measure ineffectiveness.	Standard hedge documentation included a hedge designation ticket that documents the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk is assessed and how we measure ineffectiveness.

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶28b	Initial and ongoing hedge effectiveness is assessed quarterly using regression analysis. Ineffectiveness is measured using the hypothetical derivative method. We anticipate that this hedge will be highly effective.	Initial and ongoing hedge effectiveness is assessed quarterly using regression analysis. Ineffectiveness is measured using the hypothetical derivative method. We anticipate that this hedge will be highly effective.

Written Option SFAS 133, ¶28c	Not applicable. The derivative is not a written option.	Not applicable. The derivative is not a written option.

Basis Swap Criteria SFAS 133, ¶28d	Not applicable. The swap is not a basis swap.	Not applicable. The swap is not a basis swap.

Designation—The forecasted transaction is specifically identified as a single transaction or group of transactions. If the hedged transaction is a group of individual transactions, those individual transactions must share the same risk exposure for which they are designated as being hedged. SFAS 133, ¶29a	The forecasted transaction is the future interest payments on the repurchase agreement. The risk hedged is changes in cash flows related to changes in the LIBOR benchmark rate impacting future interest payments.	The forecasted transaction is the future interest payments on the future debt issuance. The risk hedged is changes in cash flows due to the LIBOR benchmark rate related to the future issuance of debt and future interest payments.

Occurrence is Probable—The occurrence of the forecasted transaction is probable. SFAS 133, ¶29b	Forecasted transactions are assessed and deemed as being probable based on current forecasts of projected funding needs vs. existing outstanding debt, the frequency of the company’s prior use of similar transactions, the financial and regulatory wherewithal for the company to execute the transactions, and the need to	Forecasted transactions are assessed and deemed as being probable based on current forecasts of projected funding needs vs. existing outstanding debt, the frequency of the company’s prior use of similar transactions, the financial and regulatory wherewithal for the company to execute the transactions, and the need to

	Pay-fixed receive-floating Swaps Repurchase agreement & FHLB Advances	Forward starting Swaps Repurchase agreements & FHLB Advances
	continue to fund the company’s activities with similar transactions.	continue to fund the company’s activities with similar transactions.

Transaction is with External Third Party—The transaction presents an exposure to variations in the cash flows for the hedged risk that could affect reported earnings. SFAS 133, ¶29c	Variations in interest payments directly affect reported earnings.	Variations in interest payments directly affect reported earnings.

Hedged Item Will Not Be Remeasured Through Earnings— The forecasted transaction is not the acquisition of an asset or incurrence of a liability that will subsequently be remeasured with changes in fair value attributable to the hedged risk reported currently in earnings. If the forecasted transaction relates to a recognized asset or liability, the asset or liability is not remeasured with changes in fair value attributable to the hedged risk reported currently in earnings. SFAS 133, ¶29d	The transaction is not a forecasted incurrence of a liability that will be marked to market.	The transaction is not a forecasted incurrence of a liability that will be marked to market.

Held-to-Maturity Securities— If the variable cash flows of the forecasted transaction relate to a debt security that is classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. The risk being hedged cannot be the risk of changes attributable to interest rate risk. SFAS 133, ¶29e	Not applicable. This is not a debt security classified as held-to-maturity.	Not applicable. This is not a debt security classified as held-to-maturity.

Business Combinations—the forecasted transaction does not involve a business combination. SFAS 133, ¶29 f	Not applicable. The forecasted transaction is not a business combination.	Not applicable. The forecasted transaction is not a business combination.

Nonfinancial Assets/Liabilities—If the hedged transaction is the forecasted purchase or sale of a nonfinancial asset or liability. SFAS 133, ¶29g	Not applicable.	Not applicable.

	Pay-fixed receive-floating Swaps Repurchase agreement & FHLB Advances	Forward starting Swaps Repurchase agreements & FHLB Advances
Risks that may be Hedged in Financial Assets and Liabilities— If the hedged transaction is the forecasted purchase or sale of a financial asset or liability (or the interest payments on that financial asset or liability, the designated risk being hedged is (1) the risk of overall changes in the hedged cash flows related to the asset or liability, (2) the risk of changes in its cash flows attributable to changes in the designated benchmark rate. SFAS 133, ¶29h	The hedged transaction is the variable cash outflow of an existing financial liability and the designated risk hedged is changes in cash flows due to changes in the LIBOR benchmark rate impacting future interest payments.	The forecasted transaction is the future interest payments on the future debt issuance. The risk hedged is changes in cash flows due to the LIBOR benchmark rate related to the future issuance of debt.

Cash Flow hedges using purchased interest rate options

	Purchased interest rate options Caps Repurchase Agreements & FHLB Advances	Purchased interest rate options Floors HELOCs
Nature and Terms of the Hedged Item	We hedge forecasted issuances of variable debt including repurchase agreements and FHLB advances using the derivatives described below.	We hedge variable-rate prime indexed Home Equity Lines of Credit (HELOC) with the instrument described below.

Nature and Terms of the Derivative	Purchased interest rate options, in particular caps are used to hedge the item described above.	Purchased interest rate options, in particular floors are used to hedge HELOC.

Documentation—At inception, the company must formally document the: 1) hedging relationship; 2) risk management objective; and 3) strategy for undertaking the hedge. SFAS 133, ¶28a	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (cap), the hedged item, the hedge classification or relationship (cash flow hedge of forecasted debt issuance), risk management objective and hedge strategy (changes in cash flows due to the LIBOR benchmark rate related to the future issuance of debt).	Standard hedge documentation included a hedge designation ticket which includes the type and description of the derivative (floor), the hedged item, the hedge classification or relationship (cash flow hedge of the risk of overall changes in the expected future interest payments of the rolling HELOC portfolio using the first-payments-received technique for identifying the variable prime-rate based interest payments to be hedged.

Documentation—At inception of the hedge, formal documentation must be prepared regarding how	Standard hedge documentation included a hedge designation ticket that documents how we	Standard hedge documentation included a hedge designation ticket that documents the method

	Purchased interest rate options Caps Repurchase Agreements & FHLB Advances	Purchased interest rate options Floors HELOCs
the hedging instrument’s effectiveness will be assessed with respect to hedging the exposure to the hedged transaction’s variability in cash flows attributable to the hedged risk. SFAS 133, ¶28a	assess effectiveness and measure ineffectiveness.	for assessing hedge effectiveness and measuring hedge ineffectiveness.

Effectiveness—At the inception of the hedge and on an ongoing basis, the hedging relationship is expected to be highly effective. SFAS 133, ¶28b	Initial and ongoing hedge effectiveness is assessed using regression analysis. Ineffectiveness is measured using the hypothetical derivative method.	Hedge effectiveness is assessed using regression analysis applying the “first-payment-received” technique described in SFAS No. 133 Implementation Issue No. G25.

Written Option SFAS 133, ¶28c	Not applicable. The derivative does not contain a written option.	Not applicable. The derivative does not contain a written option.

Basis Swap Criteria SFAS 133, ¶28d	Not applicable. The derivative is not a basis swap.	Not applicable. The derivative is not a basis swap.

Designation—The forecasted transaction is specifically identified as a single transaction or group of transactions. If the hedged transaction is a group of individual transactions, those individual transactions must share the same risk exposure for which they are designated as being hedged. SFAS 133, ¶29a	The hedged forecasted transaction is a specific debt issuance or group of debt issuances that share the same risk exposure to LIBOR benchmark rates.	The hedged forecasted transaction is specifically identified as the first prime-rate based interest payments received. The HELOC interest payments are based on prime.

Occurrence is Probable—The occurrence of the forecasted transaction is probable. SFAS 133, ¶29b	Forecasted transactions are assessed and deemed as being probable based on current forecasts of projected funding needs vs. existing outstanding debt, the frequency of the company’s prior use of similar transactions, the financial and regulatory wherewithal for the company to execute the transactions, and the need to continue to fund the company’s activities with similar transactions.	The hedged cash flows are designated as a percentage of our HELOC portfolio. As of December 31, 2005, we had notional amounts of $1.9 billion hedging $6.4 billion in HELOCs. We are currently only hedging 30% of our HELOCs and we intend to grow our HELOC portfolio going forward. We believe it is probable that there will continue to be sufficient HELOC receivables available throughout the hedge period, which is three to five years.

Transaction is with External Third Party—The transaction presents an exposure to variations in the cash flows for the hedged risk that could affect reported earnings. SFAS 133, ¶29c	Variations in interest payments would directly affect reported earnings.	Variations in interest payments would directly affect reported earnings.

	Purchased interest rate options Caps Repurchase Agreements & FHLB Advances	Purchased interest rate options Floors HELOCs
Hedged Item Will Not Be Remeasured Through Earnings— The forecasted transaction is not the acquisition of an asset or incurrence of a liability that will subsequently be remeasured with changes in fair value attributable to the hedged risk reported currently in earnings. If the forecasted transaction relates to a recognized asset or liability, the asset or liability is not remeasured with changes in fair value attributable to the hedged risk reported currently in earnings. SFAS 133, ¶29d	Not applicable. The forecasted transaction is not the acquisition of an asset or incurrence of a liability to be measured at fair value. The forecasted transaction is anticipated interest payments.	Not applicable. The forecasted transaction is not the issuance of debt or the acquisition of an asset that will be marked to market through earnings. The forecasted transaction is anticipated interest payments to be received related to HELOCs held for investment, which are carried at cost.

Held-to-Maturity Securities— If the variable cash flows of the forecasted transaction relate to a debt security that is classified as held-to-maturity under SFAS No. 115, the designated risk is the risk of changes in fair value attributable to credit risk, foreign exchange risk, or both. The risk being hedged cannot be the risk of changes attributable to interest rate risk. SFAS 133, ¶29e	Not applicable. The forecasted transaction is the issuance of debt.	Not applicable. The forecasted transaction relates to HELOC held for investment purposes.

Business Combinations—the forecasted transaction does not involve a business combination. SFAS 133, ¶29 f	Not applicable. The transaction is not related to a business combination.	Not applicable. The transaction is not related to a business combination.

Nonfinancial Assets/Liabilities—If the hedged transaction is the forecasted purchase or sale of a nonfinancial asset or liability... SFAS 133, ¶29g	Not applicable. The hedge transaction is not for the purchase or sale of a nonfinancial asset or liability.	Not applicable. The hedge transaction is not for the purchase or sale of a nonfinancial asset or liability.

Risks that may be Hedged in Financial Assets and Liabilities— If the hedged transaction is the forecasted purchase or sale of a financial asset or liability (or the interest payments on that financial asset or liability, the designated	The forecasted transaction is the future interest payments on the future debt issuance. The risk hedged is changes in cash flows due to the LIBOR benchmark rate related to the future issuance of debt.	The cash flows of the hedged transaction are based on prime, which cannot qualify as the benchmark rate. So, the hedged risk is the overall change in the hedged interest payments and not changes attributable to changes in

	Purchased interest rate options Caps Repurchase Agreements & FHLB Advances	Purchased interest rate options Floors HELOCs
risk being hedged is (1) the risk of overall changes in the hedged cash flows related to the asset or liability, (2) the risk of changes in its cash flows attributable to changes in the designated benchmark rate. SFAS 133, ¶29h		the designated benchmark interest rate.

5.	Please tell us whether you use the short-cut method or matched terms for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133 for the periods presented. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

We acknowledge that short-cut treatment was intended for limited use in specific types of hedge relationships, those involving interest-rate hedges. In those limited instances, the hedge instrument and the hedged item must meet specific criteria that results in the hedge instrument and the hedge item being mirror images of each other.

Based on our business model, it is quite rare that a hedge instrument and a hedged item meet the criteria set out by SFAS 133 for application of the short-cut method or matched terms method. Therefore, our hedging relationships rarely qualify for use of the short-cut or matched terms method. As of December 31, 2005 and 2004, derivatives accounted for under the short-cut method totaled $232 million and $160 million in notional balances, respectively. Derivatives accounted for under the short-cut method represented 1.5% of our $15.1 billion in notional balances outstanding as of December 31, 2005 and 2.2% of our $8.3 billion in notional balances outstanding as of December 31, 2004. We evaluated our hedges accounted for using the short-cut method under paragraph 68. The fair value of our matched terms hedges, accounted under paragraph 65, was $48 thousand and zero at December 31, 2004 and December 31, 2005, respectively, and therefore, we have not included these in the tables below. Below is our analysis of our short-cut hedges under paragraph 68:

Requirements under SFAS No. 133	Analysis of Fair Value Hedges of CDs	Analysis of Fair Value Hedges of FHLB Advances
Notional ¶68a—The notional amount of the swap must match the principal amount of the interest-bearing asset or liability being hedged.	The notional amount of both the underlying liability (the CD) and the interest rate swap are equal.	The notional amount of both the underlying liability (the FLHB advance) and the interest rate swap are equal.

Interest Rate Swap ¶68b—If the hedging instrument is solely an interest rate swap, the fair value of the swap at the inception of the hedging relationship is zero.	Not applicable. The hedging instrument is not solely an interest rate swap; it also includes a mirror-image call.	The hedging instrument is solely an interest rate swap and at its inception had a fair value of zero.

Timing of Implicit Premium ¶68b—The reporting entity is required to determine whether the implicit premium paid for the call option embedded in the hedged item was principally paid at inception/acquisition or over the life of the hedged item. If the implicit premium for the call or put option embedded in the hedged item was principally paid at inception-acquisition, the fair value of the hedging instrument at the inception of the hedging relationship must be equal to the fair value of the mirror-image call or put option.	The implicit premium on the call option was paid at inception and the fair value of the hedging instrument was equal to the fair value of the mirror image option.	Not applicable. No call options are included in the derivative or the hedged item.

Net Settlement ¶68c—The formula for computing net settlements under the interest rate swap must be the same for each settlement (i.e., the fixed-rate is used throughout the term and the variable-rate is based on the same index and includes the same constant adjustment or no adjustment).	The interest rate swap pays based on LIBOR, plus or minus a fixed number of basis points and receives a fixed-rate. The variable-rate index, the spread over the variable-rate index and the fixed-rate are the same throughout the term of the swap.	The interest rate swap pays based on LIBOR, plus or minus a fixed number of basis points and receives a fixed-rate. The variable-rate index, the spread over the variable-rate index and the fixed-rate are the same throughout the term of the swap.

Not Prepayable ¶68d—The interest-bearing asset or liability cannot be prepayable, unless prepayment is solely due to an embedded call option provided that the hedging instrument is a compound derivative composed of an interest rate swap and a mirror-image call option.	The CDs are prepayable solely due to an embedded call option. The hedging instrument is a compound derivative composed of an interest rate swap and a mirror image call.	FHLB advances are not prepayable.

Mirror-Image Compound Derivative - Identical Terms 68d(1)—To be a mirror	The CD and the interest rate swap have identical terms	The derivative does not contain a call option.

Requirements under SFAS No. 133	Analysis of Fair Value Hedges of CDs	Analysis of Fair Value Hedges of FHLB Advances
image of the call option embedded in the hedged item, the interest rate swap must contain the following identical terms: 1) maturities, 2) strike price, 3) related notional amounts, 4) timing and frequency of payments, and 5) dates on which the instruments may be called.	including all five listed in paragraph 68b-2.

Mirror-Image Compound Derivative Write/Call Options ¶68d(2)—To be a mirror image derivative, the company must both write one call option and hold the other call option.	The CDs include an embedded call option and we hold the call on the interest rate swap.	Not applicable. Neither the derivative nor the hedged item includes a call option.

Interest Rate Basis ¶68dd—The interest on which the variable leg of the swap is based matches the benchmark interest rate being hedged for that hedging relationship.	The basis (index) of the interest rate swap is LIBOR +/- a fixed number of basis points. Similarly, the risk being hedged is the variability in fair value of fixed-rate CDs, as a result of variations in interest rates due to changes in the benchmark LIBOR rate.	The basis (index) of the interest rate swap is LIBOR +/- a fixed number of basis points. Similarly, the risk being hedged is the variability in fair value of a fixed-rate FHLB advance, as a result of variations in interest rate due to changes in the benchmark LIBOR rate.

Other Terms ¶68e—Any other terms in the interest-bearing financial instruments or interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.	No other terms in the CD, the call option of the CD, or the interest rate swap would invalidate the assumption of no ineffectiveness.	No other terms in the FHLB advance or the swap would invalidate the assumption of no ineffectiveness.

Expiration date ¶68f—The expiration date of the swap should match the maturity date of the interest-bearing asset or liability.	Both the interest rate swap and the CDs have the same maturity.	Both the interest rate swap and the FHLB advances have the same maturity.

Floor/Cap ¶68g—There is no floor or cap on the variable interest rate of the swap.	The interest rate swap does not have either a floor or a cap.	The interest rate swap does not have either a floor or a cap.

Repricing Intervals ¶68h—The interval between repricings of the variable interest rate in the swap is frequent enough to justify an assumption that the variable payment or receipt is at market rate (generally three to six months or less).	The interest rate swaps reprice every three to six months.	The interest rate swaps reprice every three to six months.

Note 24 — Commitments, Contingencies and Other Regulatory Matters, page 121

6.	We note that Nomura Securities, Inc. paid you $35 million during 2005 to resolve a legal dispute. Please tell us how you accounted for the gain on settlement and where this gain is classified in the consolidated statements of income.

In September 2001, the company engaged in certain stock loan transactions that resulted in litigation between the Company and certain counterparties to the transactions, including Nomura Securities, Inc. and certain of its affiliates (“Nomura”). Over the course of the litigation, we established a reserve for uncollectible receivable balances in accordance with the standards of SFAS No. 5, Accounting for Contingencies. In the litigation, we asserted claims that Nomura, among others, participated in a stock lending fraud and violated federal and state securities laws, among other allegations. Prior to trial of the matter, the Company participated in a court-ordered mediation session with Nomura, at the conclusion of which a settlement was entered into as reported in the Form 10-K. In settlement of the Company’s claims, including claims of fraud and asserted punitive damages, Nomura agreed to pay us $35.0 million. There are certain pending matters related to the stock loan transactions, but the Company does not currently expect any of these to have a material impact in any period.

As noted on page 32 of the 2005 Form 10-K, the amounts received in the settlement had the effect of reducing Expenses excluding interest, in the line item “Other.” The amount recognized, a $35 million reduction of expenses, reflects the cash received in the settlement, less the balances owed to us by Nomura of $5 million plus a recovery of reserves of $5 million which were established when we determined under SFAS No. 5 that collection of the receivable was not probable. Over the course of the litigation, costs associated with the litigation were recorded in “Expenses excluding interest.”

Note 25 — Segment and Geographical Information, page 124

7.	We note in the second [to] last paragraph on page 124 that the Retail segment includes lending products and services to individuals. Please tell us how [you] deemed it appropriate to allocate the entire provision for loan losses to the Institutional segment in the financial information tables.

The retail segment includes lending products and services to individuals, mainly mortgage loans. The retail segment is viewed as an originator by our Chief Operating Decision Maker. Therefore the retail segment includes the costs to originate the loan and the gain on sale when the loan is sold. All loans that are not sold to a 3rd party are sold to the Institutional segment at an arm’s length transfer price. The institutional segment is then responsible for the management of those loans, including the management of interest rate risk, credit risk and prepayment risk. All revenues (mainly interest income and expense) and all costs (mainly provision and servicing expense) associated with holding loans on the balance sheet are recorded in the institutional segment.

The retail segment does include net interest income from two primary sources; margin receivables and customer cash and deposits. Margin receivables and their related interest income are components of retail net interest income. Expense related to uncollectible margin receivables are included in Expense excluding interest under the caption “Other.” Customer cash and deposits are used to fund margin receivables and institutional segment interest-bearing assets. In exchange for providing low cost customer cash and deposits for use by the institutional segment, the retail segment is compensated through a funds transfer pricing methodology.

Further to the Staff’s request on page 4 of the Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * *

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (703) 236-8610.

Very truly yours,

/s/ Russell S. Elmer
Russell S. Elmer

cc:	Robert J. Simmons

E*TRADE Financial Corporation

Daniel G. Kelly, Jr.

Bruce K. Dallas

Davis Polk & Wardwell

Irvin Bisnov

Deloitte & Touche LLP